Exhibit 99.1

Secoo Reports Unaudited Third Quarter 2020 Results

BEIJING, Dec. 28, 2020 (GLOBE NEWSWIRE) -- Secoo Holding Limited (“Secoo”, the “Company” or “We”) (NASDAQ: SECO), Asia's leading online integrated upscale products and services platform, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Highlights for Third Quarter 2020:

•	GMV[1] reached RMB4,120.4 million (US$606.9 million) for Q3 2020, representing an increase of 12.5% from RMB3,661.0 million for Q3 2019.

•	Total number of orders[2] was 1,109.0 thousand for Q3 2020, representing an increase of 7.1% from 1,035.3 thousand for Q3 2019.

•	Number of active customers[3] increased by 7.5% to 518.7 thousand for Q3 2020 from 482.5 thousand for Q3 2019.

•	Total revenues was RMB1,373.5 million (US$202.3 million) for Q3 2020, compared with RMB1,941.6 million for Q3 2019.

•	Net income was RMB20.8 million (US$3.1 million) for Q3 2020.

_________________________

1 GMV, or Gross Market Value, refers to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the period presented.

2 Total orders refer to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the period presented.

3 Active customer refers to a customer who made at least one account purchase during the period presented.

Commentary

Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo, said, “We are pleased to report our robust operational performance for the third quarter of 2020, highlighted by year-over-year GMV growth of 12.5%. This sustained healthy growth reflects the effective execution of our multi-pronged business strategy, especially our ability to widen our offering of high-end brands as we move toward cementing our leading position in the luxury e-commerce space. We also have been enhancing collaborations with top brands and strategic partners worldwide, as well as using intelligent marketing approaches to enrich product and service offerings for a growing number of Chinese consumers pursuing affluent lifestyles.

“We leveraged our well-established high-end global supply chain systems, cutting-edge technology and integrated online and offline channels to cultivate our luxury-focused livestreaming ecosystem as streaming e-commerce becomes an increasingly popular format for a timely and reliable shopping experience. In this spirit, we remain focused on deepening cooperation with the most trafficked short-video platforms while boosting our streaming content creation and improving streaming shopping experience and quality. We believe we are uniquely positioned to take advantage of the booming opportunities in luxury e-commerce as online shopping picks up pace in the aftermath of pandemic. We will further optimize our core operating strengths to deliver sustainable value to both our customers and shareholders,” Mr. Li concluded.

Mr. Shaojun Chen, Chief Financial Officer of Secoo, said, “In the third quarter, amid a recovering COVID-19 environment in Mainland China, we delivered net income of RMB20.8 million representing an increase of 252.5% quarter-over-quarter. Our sequential improvement in profitability demonstrates the resilience of our business model to navigate through market dynamics. Going forward, we remain confident to capture immense potential in China’s online high-end consumer market in the long run.”

Recent Developments

•	In the third quarter of 2020, Secoo continued to roll out large-scale online shopping festivals, including its annual “707” anniversary campaign, the Chinese Valentine’s Day campaign in August and the outlets offerings promotion campaign in September. These festivals, which pivoted promotional events on a suite of top luxury brands, were supported by an array of personalized and intelligent marketing approaches coupled with technological innovations and high-end fashion content initiatives. All these efforts effectively boosted GMV growth in the quarter.

•	In December 2020, Secoo launched the livestreaming production base at the Secoo headquarters. The livestreaming base is set to facilitate daily broadcast sessions hosted by Muti-Channel Network (“MCN”) agencies and Douyin/Kuaishou-recommended broadcasters, as well as enable livestreaming sessions hosted by a wide range of mid-tier and most popular Key Opinion Leaders (“KOLs”), positioning Secoo as the partner of choice for luxury livestreaming e-commerce business.

•	In November 2020, Secoo sustained its momentum in the Chinese traditional e-commerce promotion event “Double-eleven.” During the event, the GMV from presales of top-selling or highly sought-after products increased by 40% year-over-year. Meanwhile, Secoo leveraged intelligence-empowered pricing strategy and advanced customer services to drive customers that have higher spending power to place orders and increase average transaction value per order.

•	In September 2020, Secoo formed direct cooperation with Kweichow Moutai, China’s legendary liquor brand. As part of this cooperation, one of the most 53-degree Moutai Flying Fairy has been available at Secoo. The cooperation will enhance Secoo's portfolio of liquor products and also further meet Secoo's high-end members' strong demand for Kweichow Moutai. The alliance between Kweichow Moutai and Secoo not only extends Moutai's traditional sales and marketing channels to integrated online and offline platform, but provides a premium sales channel to service the premium Moutai fans.

•	In December 2020, Secoo and Kweichow Moutai co-hosted the first offline promotional event in Beijing. Featuring a theme of “looking for the best liquor in China,” this event showcased a sampling of different series of Kweichow Moutai liquor, attracting and gathering this famous brand’s loyal fans, along with VIP Secoo members.

Third Quarter 2020 Financial Results

GMV increased by 12.5% to RMB4,120.4 million (US$606.9 million) for the third quarter of 2020, from RMB3,661.0 million for the third quarter of 2019.

Total number of orders increased by 7.1% to 1,109.0 thousand for the third quarter of 2020 from 1,035.3 thousand for the third quarter of 2019.

Total revenues for the third quarter of 2020 was RMB1,373.5 million (US$202.3 million) compared with RMB1,941.6 million in the third quarter of 2019, primarily attributable to the increase in the proportion of business contribution from its marketplace platform business that recognizes revenues on a net basis, and short supply of some luxury goods and delayed logistics services due to the impact of COVID-19 pandemic.

Cost of revenues decreased by 29.1% to RMB1,142.9 million (US$168.3 million) for the third quarter of 2020 from RMB1,612.3 million for the third quarter of 2019, primarily due to the decrease in total revenues.

Gross profit was RMB230.5 million (US$34.0 million) for the third quarter of 2020, compared with RMB329.3 million for the third quarter of 2019. This decrease was mainly due to the decrease in total revenues and the increase in discount on sales to boost customers’ willingness to purchase during the pandemic.

Operating expenses decreased by 22.3% to RMB182.2 million (US$26.8 million) for the third quarter of 2020 from RMB234.5 million for the third quarter of 2019.

Fulfillment expenses decreased by 16.3% to RMB41.5 million (US$6.1 million) for the third quarter of 2020 from RMB49.6 million for the third quarter of 2019. The decrease was primarily attributable to the decreased freight and staff costs during the period.

Marketing expenses decreased by 47.6% to RMB58.1 million (US$8.6 million) for the third quarter of 2020 from RMB110.8 million for the third quarter of 2019. The decrease was primarily due to the reduced online and offline advertising expenses, as well as the decreased staff costs.

Technology and content development expenses increased by 8.8% to RMB28.5 million (US$4.2 million) for the third quarter of 2020 from RMB26.2 million for the third quarter of 2019. The increase was primarily due to the continuous investment in the technology department in order to strengthen our technological capabilities to improve operating efficiency.

General and administrative expenses increased by 13.2% to RMB54.1 million (US$8.0 million) for the third quarter of 2020 from RMB47.8 million for the third quarter of 2019. The increase was primarily attributable to the additional provisions for bad debts, over which the Company considered many factors in assessing the collectability, such as the financial conditions of the debtors given the impact of the COVID-19 pandemic, among others.

Income from operations was RMB48.3 million (US$7.1 million) for the third quarter of 2020, compared with RMB94.9 million for the third quarter of 2019.

Non-GAAP income from operations, which excludes share-based compensation expenses, for the third quarter of 2020 was RMB50.8 million (US$7.5 million), compared with RMB97.5 million for the third quarter of 2019.

Income tax benefit was RMB570 thousand (US$84 thousand) in the third quarter of 2020, compared with income tax expense of RMB17.0 million for the third quarter of 2019.

Net income was RMB20.8 million (US$3.1 million) for the third quarter of 2020, compared with a net income of RMB62.1 million for the third quarter of 2019.

Non-GAAP net income, which excludes share-based compensation expenses, was RMB23.2 million (US$3.4 million) in the third quarter of 2020, compared with RMB64.7 million in the third quarter of 2019.

Net income attributable to ordinary shareholders of Secoo Holding Limited for the third quarter of 2020 was RMB21.8 million (US$3.2 million), compared with RMB60.9 million for the third quarter of 2019.

Basic and diluted net income per share were RMB0.62 (US$0.09) and RMB0.60 (US$0.09) for the third quarter of 2020, compared with RMB2.43 and RMB2.33, respectively, for the third quarter of 2019. Basic and diluted net income per American depositary share (“ADS”) were RMB0.31 (US$0.05) and RMB0.30 (US$0.04) for the third quarter of 2020, compared with RMB1.21 and RMB1.17, respectively, for the third quarter of 2019.

Non-GAAP basic and diluted net income per share were RMB0.69 (US$0.10) and RMB0.67 (US$0. 10) for the third quarter of 2020, compared with RMB2.53 and RMB2.43, respectively, for the third quarter of 2019. Non-GAAP basic and diluted net income per ADS were RMB0.35 (US$0.05) and RMB0.34 (US$0.05) for the third quarter of 2020, compared with RMB1.26 and RMB1.22, respectively, for the third quarter of 2019.

Cash and Restricted Cash

As of September 30, 2020, the Company had cash, cash equivalents and restricted cash of RMB793.8 million (US$116.9 million).

Conference Call Information

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on December 28, 2020 (9:00 PM Beijing/Hong Kong time on December 28, 2020).

To speed up the entry process for participants, this earnings conference call requires all participants to finish an online registration in advance.

Title of Event:	Secoo Holding Limited Third Quarter 2020 Earnings Conference Call
Conference ID:	4768819
Registration link:	http://apac.directeventreg.com/registration/event/4768819

For participants who wish to join the call, please complete the online registration at least 15 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a Direct Event Passcode, a unique Registrant ID, and an e-mail with detailed instructions to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.secoo.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers, until January 4, 2021:

United States:	+1-646-254-3697

International:	+61-2-8199-0299

Hong Kong, China:	+852-3051-2780

Mainland China:	400-632-2162

Replay Access Code:	4768819

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s leading online integrated upscale products and services platform. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 400,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Use of Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited, and non-GAAP basic and diluted net income per share and ADS as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We define non-GAAP income from operations as income from operations excluding share-based compensation expenses. We define non-GAAP net income as net income excluding share-based compensation expenses. We define non-GAAP net income per share as non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited dividing by weighted average number of basic and diluted share outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method. We define non-GAAP basic and diluted net income per ADS as non-GAAP basic and diluted net income per share divided by two as two ADSs represent one ordinary share. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Secoo does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

Exchange Rate Information

This press release contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.7896 to US$1.0, the noon buying rate in New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York in effect as of September 30, 2020.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company's business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:

Secoo Holding Limited

Jingbo Ma

Tel: +86 (10) 6588-0135

E-mail: ir@secoo.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail:  Secoo@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  Secoo@tpg-ir.com

SECOO HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except for share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Merchandise sales	1,895,212	1,317,712	194,077	4,680,686	3,540,254	521,423
Marketplace and other services	46,401	55,761	8,213	148,426	144,730	21,316
Total revenues	1,941,613	1,373,473	202,290	4,829,112	3,684,984	542,739
Cost of revenues	(1,612,282)	(1,142,930)	(168,335)	(3,927,774)	(3,084,078)	(454,236)
Gross profit	329,331	230,543	33,955	901,338	600,906	88,503

Operating expenses:
Fulfillment expenses	(49,630)	(41,533)	(6,117)	(140,451)	(124,897)	(18,395)
Marketing expenses	(110,844)	(58,076)	(8,554)	(374,208)	(195,747)	(28,830)
Technology and content development expenses	(26,187)	(28,462)	(4,192)	(74,366)	(83,161)	(12,248)
General and administrative expenses	(47,794)	(54,143)	(7,974)	(145,886)	(135,521)	(19,960)
Total operating expenses	(234,455)	(182,214)	(26,837)	(734,911)	(539,326)	(79,433)
Income from operations	94,876	48,329	7,118	166,427	61,580	9,070
Other income (expenses):
Interest income	2,090	1,247	184	8,345	3,802	560
Interest expense	(31,183)	(32,760)	(4,825)	(88,787)	(96,868)	(14,267)
Foreign currency exchange loss	(87)	(1,949)	(287)	(623)	(3,794)	(559)
Change in fair value of financial instruments	8,061	(1,824)	(269)	7,722	(3,219)	(474)

Others	5,358	7,159	1,054	51,853	17,552	2,585
Income (loss) before income tax	79,115	20,202	2,975	144,937	(20,947)	(3,085)
Income tax benefits (expenses)	(17,041)	570	84	(26,998)	5,121	754
Net income (loss)	62,074	20,772	3,059	117,939	(15,826)	(2,331)
Less: Gain (loss) attributable to redeemable non-controlling interest	(128)	540	80	834	858	126
Less: Gain (loss) attributable to non-redeemable non-controlling interest	1,147	(1,648)	(243)	3,177	(2,731)	(402)
Net income (loss) attributable to Secoo Holding Limited	61,055	21,880	3,222	113,928	(13,953)	(2,055)
Accretion to redeemable non-controlling interest redemption value	(123)	(127)	(19)	(499)	(377)	(56)
Net income (loss) attributable to ordinary shareholders of Secoo Holding Limited	60,932	21,753	3,203	113,429	(14,330)	(2,111)

Net income (loss) per share
— Basic	2.43	0.62	0.09	4.52	(0.49)	(0.07)
— Diluted	2.33	0.60	0.09	4.34	(0.48)	(0.07)

Net income (loss) per ADS
— Basic	1.21	0.31	0.05	2.26	(0.25)	(0.04)
— Diluted	1.17	0.30	0.04	2.17	(0.24)	(0.04)

Weighted average number of shares outstanding used in computing net income per share
— Basic	25,122,199	35,326,281	35,326,281	25,122,199	29,032,522	29,032,522
— Diluted	26,115,445	36,282,284	36,282,284	26,111,835	30,043,861	30,043,861

SECOO HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share data)

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	709,823	704,655	103,784
Restricted cash	240,741	88,531	13,039
Investment securities	2,318	265	39
Accounts receivable, net	123,226	78,587	11,575
Inventories	2,680,428	3,017,878	444,485
Advances to suppliers	333,826	524,812	77,296
Prepayments and other current assets	431,107	619,502	91,243
Amounts due from related parties	30	350	50
Total current assets	4,521,499	5,034,580	741,511
Non-current assets
Property and equipment, net	83,816	71,854	10,583
Intangible asset, net	10,390	8,611	1,268
Restricted cash	3,572	642	95
Investment in equity investees	71,595	60,080	8,849
Deferred tax assets	106,637	129,707	19,104
Goodwill	23,560	20,214	2,977
Operating lease right-of-use assets	159,321	126,638	18,652
Other non-current assets	16,806	16,085	2,369
Total non-current assets	475,697	433,831	63,897
Total assets	4,997,196	5,468,411	805,408

LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings	159,500	1,351,288	199,023
Accounts payable	569,045	395,600	58,266
Amounts due to related parties	488	165	24
Advances from customers	57,122	63,028	9,283
Income taxes payable	110,615	119,321	17,574
Accrued expenses and other current liabilities	895,694	993,634	146,346
Deferred revenue	97,965	52,566	7,742
Operating lease liabilities	38,608	46,954	6,916
Total current liabilities	1,929,037	3,022,556	445,174
Non-current liabilities
Long-term borrowings, excluding current portion	1,215,249	-	-
Operating lease liabilities	113,782	81,560	12,012
Long-term liabilities	77,344	1,421	209
Total non-current liabilities	1,406,375	82,981	12,221

Total liabilities	3,335,412	3,105,537	457,395

Mezzanine Equity
Redeemable non-controlling interest	9,337	9,724	1,432
Total mezzanine equity	9,337	9,724	1,432

Equity:
Class A Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares as of December 31, 2019 and September 30,2020, 19,068,224 shares issued and 18,550,770 shares outstanding as of December 31, 2019; 29,272,306 shares issued and 28,754,852 shares outstanding as of September 30, 2020)	126	198	29
Class B Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 6,571,429 shares issued and 6,571,429 shares outstanding as of December 31, 2019 and September 30, 2020, respectively)	41	41	6
Treasury Stock (517,454 Class A ordinary shares as of December 31, 2019 and September 30, 2020, respectively, at cost)	(71,018)	(71,018)	(10,460)
Additional paid-in capital	2,848,145	3,559,389	524,241
Accumulated losses	(1,126,330)	(1,140,660)	(168,001)
Accumulated other comprehensive loss	(26,500)	(18,269)	(2,691)
Total equity attributable to ordinary shareholders	1,624,464	2,329,681	343,124
Non-redeemable non-controlling interest	27,983	23,469	3,457
Total shareholders' equity	1,652,447	2,353,150	346,581

Total liabilities, mezzanine equity and shareholders' equity	4,997,196	5,468,411	805,408

SECOO HOLDING LIMITED
Reconciliations of GAAP and Non-GAAP Results
(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	94,876	48,329	7,119	166,427	61,580	9,070
Add: Share-based compensation expenses	2,585	2,452	361	9,043	7,543	1,111
Non-GAAP income from operations	97,461	50,781	7,480	175,470	69,123	10,181

Net Income (loss)	62,074	20,772	3,060	117,939	(15,826)	(2,331)
Add: Share-based compensation expenses	2,585	2,452	361	9,043	7,543	1,111
Non-GAAP net income (loss)	64,659	23,224	3,421	126,982	(8,283)	(1,220)

Net income (loss) attributable to ordinary shareholders of Secoo Holding Limited	60,932	21,753	3,204	113,429	(14,330)	(2,111)
Add: Share-based compensation expenses	2,585	2,452	361	9,043	7,543	1,111
Non-GAAP net income (loss) attributable to ordinary shareholders of Secoo Holding Limited	63,517	24,205	3,565	122,472	(6,787)	(1,000)

Non-GAAP net income (loss) per share:
Basic	2.53	0.69	0.10	4.88	(0.23)	(0.03)
Diluted	2.43	0.67	0.10	4.69	(0.23)	(0.03)

Non-GAAP net income (loss) per ADS:
Basic	1.26	0.35	0.05	2.44	(0.12)	(0.02)
Diluted	1.22	0.34	0.05	2.35	(0.12)	(0.02)

Weighted average number of shares outstanding used in computing the adjusted net income per share
—Basic	25,122,199	35,326,281	35,326,281	25,122,199	29,032,522	29,032,522
—Diluted	26,115,445	36,282,284	36,282,284	26,111,835	30,043,861	30,043,861